March 24, 2021

VIA EDGAR

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hywin Holdings Ltd. (CIK No. 0001785680)

  Registration Statement on Form F-1, as amended (File No. 333-253591)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Hywin Holdings Ltd that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00pm US Eastern Time on March 25, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately three hundred (300) copies of the Preliminary Prospectus dated March 17, 2021 (the “Preliminary Prospectus”) through the date hereof, to dealers, institutions and others. The undersigned, as representative of underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC